Filed by one, pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange act of 1934
Subject Company: MarkForged, Inc.
Registration No.: 333-254973

Markforged Announces the Metal X Gen 2, Next Day Metal,

and the X7 Field Edition

New printers and software updates to The Digital Forge allow manufacturers to overcome challenges more quickly and easily than before

Watertown, Mass.—June 22, 2021—Markforged, creator of the integrated metal and carbon fiber additive manufacturing platform, The Digital Forge, today announced three key additions to the platform: the Metal X Gen 2, Next Day Metal, and the X7 Field Edition. Together, these new hardware and software releases are built to help manufacturers reinvent the way they overcome global supply chain challenges by producing parts efficiently and safely at the point of need. Whether on a factory floor or deployed in the most remote areas of the world, these advances are designed to enable manufacturers to recover faster when parts break, operate with less on-hand inventory, and minimize equipment downtime.

The Metal X Gen 2 builds on the rich legacy of its predecessor, the original Metal X System released in 2017, by pushing the boundaries of what’s possible in printing complex, industrial-grade metal parts with key hardware developments that improve user experience and increase operator safety to make metal printing even easier. New features - an external seven-inch touchscreen, door position sensors, and additional chamber insulation - make the Gen 2 even more energy- and time-efficient than before.

In tandem with the introduction of the Metal X Gen 2, Markforged will be releasing Next Day Metal across its entire global fleet of metal printers. This over-the-air software update unlocks print speeds up-to twice as fast as before to produce high-quality, strong metal parts. Wash and dry times — an essential step in the metal 3D printing process — are now more accurate for smaller parts, shortening the required debind cycle time. These factors, combined with an approximately 17-hour small parts express run on the Sinter-2 post-processing oven, can give manufacturers the parts they need more quickly and — thanks to increased capacity on each printer — allows them to scale their additive manufacturing operation.

Next Day Metal’s increased production speed will be key for manufacturers such as Markforged customer Angus 3D Solutions, a Scotland-based print services provider. The team at Angus 3D Solutions needed to produce some specialty tight-clearance wrenches for their client, and traditional processes would have taken too long and required that the part be air-freighted to its destination to meet the end customer’s deadline. By taking advantage of their Markforged Metal X system, Angus 3D Solutions turned around a prototype in three days instead of two-to-three weeks, and was able to fulfill the entire order on time, saving approximately $25,000 in shipping costs and avoiding unplanned downtime for the end user’s operations. With Next Day Metal, this same part could be produced overnight.

“The Metal X has been an important part of our business since we first began using it,” said Andy Simpson, Managing Director of Angus 3D Solutions. The ScottishScotland-based print services provider utilizes The Digital Forge platform to produce key parts for its customers — including some of the biggest oil and gas companies in Scotland. “Our customers rely on us to produce specialty parts that can be time-consuming to make and expensive to ship quickly. Our Markforged Metal X printer enables us to fulfill orders in a fast and timely fashion. Next Day Metal unlocks a new level of potential for us to scale our metal printing business and satisfy customer needs on even quicker turnarounds.”

Supply chain and manufacturing challenges relying on The Digital Forge are not limited to the factory floor. The X7 Field Edition (X7 FE) allows Markforged technology to be deployed in the most demanding environments in every corner of the world, helping engineers, operators, and service members reinvent the way they tackle global supply chain challenges.

The X7 FE is a ruggedized, field-deployable industrial 3D printer for tactical response to inventory challenges in remote locations, as utilized by the U.S. Marine Corps XFAB program. The X7 FE is equipped with a rotomolded high-impact polyethylene Pelican case to protect it during transportation through harsh environments. The case contains all the tools, spare parts, and materials required for maintenance and repair operations in the field. Customers can drop the unit directly into harsh environments like combat zones and exploration sites and be printing in less than two minutes.

“Manufacturers are up against many challenges in today’s market — from supply chain challenges like rising supply costs and shipping delays to increased pressure from the market to innovate faster and stay ahead of the competition,” said Shai Terem, President and CEO of Markforged. “Since Markforged shipped our first printer, we’ve been committed to quality and continuous improvement, always looking for simpler, smarter, and more robust ways to empower our customers to build anything they can imagine. The addition of the Metal X (Gen 2), Next Day Metal, and the X7 FE to our Digital Forge are important steps towards reinventing manufacturing today so that we are all more resilient tomorrow anywhere in the world.”

The Metal X Gen 2 and Next Day Metal for both the Metal X Gen 1 and Gen 2 are available today. The X7 FE is available for pre-order today, and will ship beginning fall of 2021. For more information, please visit www.markforged.com.

About Markforged

Markforged transforms manufacturing with 3D metal and continuous carbon fiber printers capable of producing parts tough enough for the factory floor. The Markforged Digital Forge brings the power and speed of agile software development to industrial manufacturing, combining hardware, software, and materials to eliminate the barriers between design and functional parts. Engineers, designers, and manufacturing professionals all over the world rely on Markforged metal and composite printers for tooling, fixtures, functional prototyping, and high-value end-use production. Founded in 2013 and based in Watertown, Mass., Markforged has more than 250 employees globally. Markforged has been recognized by Forbes in the Next Billion-Dollar Startups list, and was listed as the #2 fastest-growing hardware company in the US in the 2019 Deloitte Fast 500. In February 2021, Markforged announced it entered into a definitive agreement to merge with one (NYSE: AONE), a special purpose acquisition company founded and led by technology industry veteran Kevin Hartz. The transaction is expected to close in the summer of 2021, subject to regulatory and stockholder approvals, and other customary closing conditions. The combined company will retain the Markforged name and be listed on the NYSE under the ticker symbol “MKFG”.

About one

one is a special purpose acquisition company sponsored by A* formed for the purpose of effecting a business combination with one or more businesses in the innovation economy. one completed its initial public offering in August 2020 raising $215 million in cash proceeds. A* was founded and is led by technology industry veteran Kevin Hartz.

Participants in the Solicitation

one and Markforged and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the Securities Exchange Commission (the “SEC”). Information about the directors and executive officers of one and Markforged are set forth in one’s Amendment No. 2 to Registration Statement on Form S-4/A filed with the SEC on June 4, 2021 (the “Registration Statement”), and other filings with the SEC that are available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the one shareholders in connection with the potential transaction will be set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of one, the combined company or Markforged, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although Markforged believes that it has a reasonable basis for each forward-looking statement contained in this press release, Markforged cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the transaction, the functionality and applications of Markforged’s products, the expected benefit to customers of upgrades to Markforged’s printers, expected shipping dates for products, the impact of Markforged’s products on its financial conditions and results of operation, and the integration of Markforged’s products into the additive manufacturing market. Markforged cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the effect of COVID-19 on Markforged’s business and financial results; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of one for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by one’s shareholders; the inability to obtain or maintain the listing of the combined company's securities following the business combination; costs related to the business combination; and those factors discussed under the header “Risk Factors” in the Registration Statement and those included under the header “Risk Factors” in one’s Annual Report on Form 10-K and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that Markforged will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent Markforged’s views as of the date of this press release. Markforged anticipates that subsequent events and developments will cause its views to change. However, while Markforged may elect to update these forward-looking statements at some point in the future, Markforged has no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Markforged’s views as of any date subsequent to the date of this press release.

Contacts

Investors
investors@markforged.com

Media
Paulina Bucko
Head of Communications
paulina.bucko@markforged.com